

October 1, 2012

<u>Via E-mail</u>
Rishi Varma
Vice President and General Counsel
TPC Group, Inc.
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2012**
> **File No. 001-34727**

Dear Mr. Varma:

We have limited our review of your filing those issues addressed in the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

<u>General</u>

1. Upon consummation of the contemplated merger, we note that an entity formed solely for the purpose of effecting the merger will be merged with and into your company, and your common stock will be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended. Further, we note that certain members of the company's management may have interests in the post-merger company. In this regard, we note your disclosure on pages 5, 16, and 55 in which you state that payment of a portion of the amount payable to holders of performance share units will be conditioned on the holders' agreement to use such portion to acquire equity securities of Parent or one of its affiliates; otherwise, the performance share units will be subject to cancellation without payment. Additionally, you disclose on page 73 that your officers will be the initial officers of the post-merger company. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional

disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, which are available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: M. Breen Haire (*via e-mail*)
        Baker Botts L.L.P.